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August 5, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	CleanTech Acquisition Corp.

Amendment No. 8 to Registration Statement on Form S-4

Filed August 2, 2022

File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 5, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 8 to the Registration Statement on Form S-4 (the “Last Amendment”).

The Company has filed via EDGAR Amendment No. 9 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Nauticus Robotics, Inc., a Texas corporation (“Nauticus”) or matters arising from Nauticus’ participation in the preparation of the Amendment, are based on our discussions with and information received from Nauticus or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 8 to Form S-4 filed on August 2, 2022

General

1.	We note your response to prior comment 2 advising that “the RaaS model will have commenced by the end of 2022 but will not be considered as having been ‘fully commenced’ at the anticipated market rate for the production Nauticus Fleet assets.” As such, revise throughout the filing to remove any suggestion that the RaaS model will have “fully commenced” by the end of 2022. For example, on page 27 you state that the “RaaS model is anticipated to fully commence in late 2022 after the delivery of additional vehicles to increase the fleet size and after their respective commissioning.” Further, revise to disclose that the RaaS pricing will commence at a rate lower than the $40,000 per day currently disclosed, and clarify, if true, that the $40,000 per day rate will be implemented once the vehicles currently in production are delivered and commissioned.

Response: The Company has revised its disclosures on pages 26, 27, and 123 to address the Staff’s comment.

2.	We note your disclosure on page 123 that the “Nauticus Fleet is expected to be commissioned and in the field by early 2023, with the underlying Aquanauts and Hydronauts being delivered by the end of the fourth quarter 2022.” However, your disclosure on page 25 states that Nauticus has one existing Hydronaut currently fulfilling charter days and two more Hydronauts in production, which “were expected to be completed during the first quarter of 2023” but are now delayed to “early 2023” due to supply chain issues. If you do not expect the delivery of additional Hydronauts in 2022, please revise your disclosure on page 123 or advise. Additionally, to the extent known, specify whether you expect the additional Hydronauts to be delivered in the first or second quarter of 2023.

Response: The Company has revised its disclosures on pages 25, 123, 125, and 185 to address the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Eli Spiro